EXHIBIT 1

The following is a list of all of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their name.

Any other name under
which they do
Company	Jurisdiction	business

Jing Tai Industrial Investment Co. Ltd.	Hong Kong	N/A
Jingle Technology Co. Ltd.	BVI	N/A
BHL Networks Technology Co. Ltd.	Cayman Island	N/A
Beijing BHL Networks Technology Co. Ltd.	China	N/A